11017142

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

FEB 24 2011

Washington, DC
110

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68334

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARBOR INVESTMENT ADVISORY, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Light Street, Suite 1300
(No. and Street)

Baltimore (City) Maryland (State) 21030 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond Dean (410)-659-8900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Gunderson, LLP
(Name – *if individual, state last, first middle name*)

9515 Deereco Road, Suite 500 (Address) Timonium (City) Maryland (State) 21093 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report by covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 204.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in the form are not required to respond unless the form displays a currently valid OMB control number.

OMe 3/1/11

RS 3/8/2011

OATH OR AFFIRMATION

I, ROBERT W. BLACK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARBOR INVESTMENT ADVISORY, LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

~~City~~ County of Baltimore
State of Maryland

Signature

Managing Partner
Title

The foregoing instrument was acknowledged before me this 23rd day of February, 2011, by Robert W. Black.

Notary Public

My commission expires ~~December 31, 2011~~ 2/19/2012.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARBOR INVESTMENT ADVISORY, LLC
Baltimore, Maryland

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2010

TABLE OF CONTENTS

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

Members of
Harbor Investment Advisory, LLC
Baltimore, Maryland

We have audited the accompanying statement of financial condition of Harbor Investment Advisory, LLC (the Company) as of December 31, 2010, and the related statements of income, changes in members' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harbor Investment Advisory, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Statement Pursuant to Paragraph (d)(4) of Rule 17a-5, the Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities Exchange Act of 1934 and the Statement Pertaining to Exemptive Provisions Under 15c3-3(k) are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Baltimore, Maryland
February 16, 2011

FINANCIAL STATEMENTS

HARBOR INVESTMENT ADVISORY, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

CURRENT ASSETS		
Cash	$	576,058
Clearing firm deposits		100,146
Receivables from clearing brokers		203,565
Accrued advisory fees receivable		251,439
Prepaid expenses and other assets		53,290
Total current assets		1,184,498
FURNITURE AND EQUIPMENT, NET OF DEPRECIATION		23,626
DEPOSITS		29,133
TOTAL ASSETS	$	1,237,257
LIABILITIES AND MEMBERS' CAPITAL		
Accounts payable, accrued expenses and other liabilities	$	249,341
Members' capital		987,916
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	1,237,257

The accompanying notes are an integral part of the financial statements.

HARBOR INVESTMENT ADVISORY, LLC
STATEMENT OF INCOME
Year Ended December 31, 2010

REVENUES	
Fees and other income	$ 2,603,916
EXPENSES	
Employee compensation and benefits	587,997
Commissions	818,368
Clearing charges	100,927
Occupancy	117,163
General and administrative	357,279
Total expenses	1,981,734
NET INCOME	$ 622,182

The accompanying notes are an integral part of the financial statements.

HARBOR INVESTMENT ADVISORY, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2010

BALANCE AT DECEMBER 31, 2009	$	358,734
Net income		622,182
Members' equity investment		7,000
BALANCE AT DECEMBER 31, 2010	$	987,916

The accompanying notes are an integral part of the financial statements.

HARBOR INVESTMENT ADVISORY, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 622,182
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	5,786
Gain on investment	(146)
Effects of changes in operating assets and liabilities:	
Clearing firm deposits	(100,000)
Receivables from clearing brokers	(203,565)
Accrued advisory fees receivable	(251,439)
Prepaid expenses and other assets	(28,649)
Accounts payable, accrued expenses and other liabilities	247,363
Net cash provided by operating activities	291,532
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(24,278)
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' equity investment	7,000
NET INCREASE IN CASH	274,254
CASH, BEGINNING OF YEAR	301,804
CASH, END OF YEAR	$ 576,058

The accompanying notes are an integral part of the financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Harbor Investment Advisory, LLC (the Company) is a full-service broker-dealer and investment advisor that provides clients with investment portfolio solutions. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), and is therefore subject to certain regulatory requirements including the maintenance of a certain amount of net capital. The Company is a Maryland limited liability company (LLC) that is 100% owned by Harbor Investment Management, LLC (the Parent).

In accordance with the operating agreement, unless sooner terminated, the LLC shall continue to be in existence for perpetuity.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from the provisions of Rule 15c3-3. The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3. The Company has a fully-disclosed clearing arrangement with Pershing, LLC to provide custody and clearing services for clients of the Company.

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates in Preparing Financial Statements

The Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues, expenses, and their related disclosures to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Fee Revenue

Fee revenues include fees earned from providing investment advisory services. Substantially all advisory fees are recorded when the services are provided and the income is reasonably determinable.

Clearing Firm Deposits

Clearing firm deposit consists of amounts held by Pershing, LLC as required by the Company's full-disclosure clearing agreement with Pershing LLC, of which $100,000 is permanently restricted for the life of the agreement (Note 3). The amounts are held in cash equivalents and U.S Government securities, which are held-to-maturity and recorded at amortized cost.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Harbor Investment Advisory, LLC (the Company) is a full-service broker-dealer and investment advisor that provides clients with investment portfolio solutions. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), and is therefore subject to certain regulatory requirements including the maintenance of a certain amount of net capital. The Company is a Maryland limited liability company (LLC) that is 100% owned by Harbor Investment Management, LLC (the Parent).

In accordance with the operating agreement, unless sooner terminated, the LLC shall continue to be in existence for perpetuity.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from the provisions of Rule 15c3-3. The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3. The Company has a fully-disclosed clearing arrangement with Pershing, LLC to provide custody and clearing services for clients of the Company.

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates in Preparing Financial Statements

The Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues, expenses, and their related disclosures to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Fee Revenue

Fee revenues include fees earned from providing investment advisory services. Substantially all advisory fees are recorded when the services are provided and the income is reasonably determinable.

Clearing Firm Deposits

Clearing firm deposit consists of amounts held by Pershing, LLC as required by the Company's full-disclosure clearing agreement with Pershing LLC, of which $100,000 is permanently restricted for the life of the agreement (Note 3). The amounts are held in cash equivalents and U.S Government securities, which are held-to-maturity.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accrued Advisory Fees Receivable

Results from charges for services to customers which have not been processed through Pershing, LLC as of December 31, 2010. Accounts are regularly assessed for collectability and allowances are established for doubtful accounts. There was no allowance at December 31, 2010.

Fixed Assets and Depreciation

Office furniture and equipment are recorded at cost less accumulated depreciation. All office furniture and equipment over $1,000 is capitalized. Depreciation is computed using the straight-line method over estimated useful lives of five to seven years.

Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and one state. The Company is a pass-through entity for income tax purposes whereby any income tax liabilities or benefits are attributable to the Company's owners. The LLC members separately pay tax on their pro-rata ownership of the Company's income, deductions, losses and credits.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the year ended December 31, 2010 was $5,687.

NOTE 2 – CONCENTRATION OF CREDIT RISK

The Company maintains its cash in one commercial bank in Baltimore, Maryland. Balances on deposit are insured by the Federal Deposit Insurance Corporations (FDIC) up to specified limits. Balances in excess of FDIC limits are uninsured. Total cash held by the bank was $576,282 at December 31, 2010.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Leasing Arrangements

The Company leases office space under an operating lease agreement that expires in April 2015. At December 31, 2010, the deferred rent balance was $39,475, and is included within accounts payable, accrued expenses and other liabilities in the Statement of Financial Condition. Rent expense of $117,163 was charged to operations for the year ended December 31, 2010.

NOTE 3 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

Leasing Arrangements (Continued)

Annual minimum lease payments under the non-cancellable lease are as follows:

2011	$ 120,028
2012	123,629
2013	127,338
2014	131,158
2015	45,031

Termination Agreement

The Company has entered into an agreement with Pershing LLC, to provide custody and clearing services for clients of the Company for a period of six years. The agreement states that if the Company moves their client accounts from Pershing, LLC, the Company will be liable for a termination fee, which decreases each year from inception through the sixth year of the agreement. As of December 31, 2010, management has no intention of moving client accounts from Pershing. The maximum termination fee as of December 31, 2010 is $1,000,000.

NOTE 4 – SECURITIES HELD-TO-MATURITY

The amortized cost and estimated market value of securities held-to-maturity are as follows:

	December 31, 2010			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Losses	Fair Value
U.S. Government securities	$ 99,873	$ -	$ -	$ 99,873

The amortized cost and estimated market value of investment securities, at December 31, 2010, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Market Value
Due in one year or less	$ 99,873	$ 99,873

Securities held-to-maturity are included in the statement of financial condition as clearing firm deposits.

NOTE 5 – FIXED ASSETS

The cost and accumulated depreciation of furniture and equipment is as follows:

Furniture and equipment	$ 29,778
Accumulated depreciation	(6,152)
TOTAL	$ 23,626

Depreciation expense for the year ended December 31, 2010 was $5,786.

NOTE 6 – EMPLOYEE RETIREMENT PLAN

The Company has a defined contribution plan in which employees of the Company participate. The Plan covers substantially all employees upon date of hire, as defined in the plan document. The Plan has been structured under Section 401(k) of the Internal Revenue Code. Employees may elect to make salary reduction contributions from 1% to 100% of annual compensation, subject to annual Internal Revenue Code limitations. The Company may provide discretionary matching contributions at a rate to be determined annually. For the year ended December 31, 2010, Company matching contributions totaled $26,471 and are included in expenses as employee compensation and benefits.

NOTE 7 – INCOME TAXES

The Company adopted the FASB's requirements for accounting for uncertain tax positions on June 26, 2009. The Company determined that it was not required to record a liability related to uncertain tax positions as a result of implementing the new requirements.

The federal and state income tax returns of the Company for 2009 are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $867,348, which was $817,348 in excess of its required net capital. The Company's net capital ratio was .29 to 1.

NOTE 9 – FOCUS REPORT

There are no differences between these financial statements and the amended December 31, 2010 FOCUS report filed with the FINRA.

The differences between the audited computation of net capital reserve requirements and the original December 31, 2010 FOCUS report as submitted, are as follows:

Net capital as originally reported	$ 688,317
Audit adjustments to record an adjustment to accrued wages	19,000
Audit adjustments to record an adjustment to deferred rent liability	24,171
Audit adjustments to record property and equipment	8,997
Audit adjustments to record client fees and related expenses	126,863
Total audit adjustments	179,031
Net capital as amended	$ 867,348

NOTE 10 – SUBSEQUENT EVENTS

Management evaluated subsequent events through February 16, 2011, the date the financial statements were available to be issued. Events or transactions occurring after December 31, 2010, but prior to February 16, 2011, that provided additional evidence about conditions that existed at December 31, 2010 have been recognized in the financial statements for the year ended December 31, 2010. Events or transactions that provided evidence about conditions that did not exist at December 31, 2010, but arose before the financial statements were available to be issued, have been recognized in the financial statements for the year ended December 31, 2010.

SUPPLEMENTAL INFORMATION

HARBOR INVESTMENT ADVISORY, LLC
STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5
December 31, 2010

There are no material differences between the computation of net capital required pursuant to Rule 15c3-1 contained in the supplementary information to the financial statements and the corresponding computation prepared by, and included in, the Company's unaudited amended Part II Focus Report filing as of December 31, 2010.

HARBOR INVESTMENT ADVISORY, LLC
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2010

COMPUTATION OF NET CAPITAL

1. Total ownership equity from statement of financial condition		$ 987,916
2. Deduct: Ownership not allowable for net capital		-
3. Total ownership equity qualified for net capital		987,916
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other deductions or allowable credits		-
5. Total capital and allowable subordinated liabilities		987,916
6. Deductions and/or charges		
A. Total nonallowable assets from Statement of Financial Condition		
1. Due from clients 12 days and later after year-end	13,770	
2. Prepaid expenses and other assets	82,423	
3. Property and equipment	23,626	
		119,819
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on securities positions		868,097
9. Haircuts on securities:		
A. Contractual securities commitments		-
B. Subordinated securities borrowings		-
C. Trading and investment securities:		
1. U.S. Government agency obligations	749	
2. State and municipal government obligations	-	
3. Corporate obligations	-	
4. Other - NASD private placement	-	
		749
10. Net capital		$ 867,348

HARBOR INVESTMENT ADVISORY, LLC
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2010
(Continued)

COMPUTATION OF NET CAPITAL

11. Minimum net capital required (6 2/3% of line 19)	$	16,623
12. Minimum dollar net capital requirement of reporting broker	$	50,000
13. Net capital requirement (greater of line 11 or 12)	$	50,000
14. Excess net capital (line 10, less line 13)	$	817,348
15. Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital	$	807,348

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total aggregate indebtedness included in statement of financial condition	$	249,341
17. Additions		-
18. Deduct: Adjustment based on Special Reserve Bank Accounts (15c3-1(c)(1)(vii))		-
19. Total aggregate indebtedness	$	249,341
20. Ratio of aggregate indebtedness to net capital (line 19 divided by line 10)		0.29

Computation for Determination of Reserve Requirement Under Exhibit A of Rule 15c3-3

Member exempt under 15c3-3(k)(2)(ii).

Information Relating to Possession and Control Requirements Under Rule 15c3-3

Member exempt under 15c3-3(k)(2)(ii).

OTHER INFORMATION

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Report of Independent Auditors' on Internal Accounting Control Under Rule 17a-5 of the Securities Exchange Act of 1934

Members of
Harbor Investment Advisory, LLC
Baltimore, Maryland

In planning and performing our audit of the financial statements of Harbor Investment Advisory, LLC (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed during our audit of the financial statements of the Company as of and for the year ended December 31, 2010, and this report does not affect our report thereon dated February 16, 2011.

REVENUE RECOGNITION

The Company does not have proper procedures in place to ensure revenue is recognized in the proper period. The condition increases the possibility that revenue will not be recorded in the fiscal year, and that the error would not be detected on a timely basis. When this condition exists, management's review of accounting information is the best means of preventing or detecting errors or irregularities. This condition resulted in a material audit adjustment to correct the understatement of revenue and its related expenses.

We recommend that management implement procedures and policies to review period-end financial data for errors or irregularities.

SEGREGATION OF DUTIES

The Company does not have an adequate segregation of duties over accounting transactions. This condition increases the possibility that errors or irregularities may occur and not be detected on a timely basis. When this condition exists, management's close supervision and review of accounting information is the best means of preventing or detecting errors or irregularities.

Inadequate segregation of duties is not uncommon in companies of this size. When a limited number of individuals share responsibilities for access to assets and accounting, it is sometimes difficult to mitigate the control weaknesses caused by a lack of segregation of duties. It is rarely practical to hire additional employees just to improve internal controls. However, there are usually compensating procedures that can be implemented, either by the member/manager directly, or by other employees. When performed by other employees, it is especially important that those employees be adequately trained and supervised. Even then, override by supervisory employees may be possible.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

Baltimore, Maryland
February 16, 2011

HARBOR INVESTMENT ADVISORY, LLC
Baltimore, Maryland

AGREED-UPON PROCEDURES – SIPC-7
December 31, 2010

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Accountant's Report

To the Members of
Harbor Investment Advisory, LLC
Baltimore, Maryland

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Harbor Investment Advisory, LLC (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC (collectively, the "specified parties"), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Harbor Investment Advisory, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records, including bank statements, cash disbursements journals, and copies of checks, as follows:

   a. Payment on page 1, line 2B of Form SIPC-7, dated July 30, 2010 in the amount of $875.47 was compared to the general ledger detail report printed on February 4, 2011 and check copy.

      No difference was noted.

   b. Payment on page 1, line 2F of Form SIPC-7, dated February 4, 2011 in the amount of $3,343.70 was compared to the general ledger detail report printed on February 4, 2011 and check copy.

      No difference was noted.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010.

   No difference was noted.

3. Compared all adjustments reported in Form SIPC-7 with the supporting schedules and working papers, including general ledger detail.

   No difference was noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7.

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment on page 2, line 2e of the attached Form SIPC-7 amounting to $1,687,668 and $4,219.17, respectively.

      No difference was noted.

5. Compared any amount of overpayment applied to the current assessment with the Form SIPC-7T, on which it was originally computed, and found none.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

Baltimore, Maryland
February 8, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068334 FINRA DEC
HARBOR INVESTMENT ADVISORY LLC 15*15
100 LIGHT ST FL 1300
BALTIMORE MD 21202-1183

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Raymond P. Dean 410-659-8902

2. A.	General Assessment (item 2e from page 2)	$ 4,219.17
B.	Less payment made with SIPC-6 filed (exclude interest) 07/30/10 Date Paid	(875.47)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	3,343.70
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	—
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 3,343.70
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 3,343.70
H.	Overpayment carried forward	$(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Harbor Investment Advisory, LLC
(Name of Corporation, Partnership or other organization)

Raymond P. Dean
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 4 day of February, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January, 2010 and ending December, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,603,918
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	415,323
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	100,927
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Incentive Payment From Pershing	400,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	916,250
2d. SIPC Net Operating Revenues	$ 1,687,668
2e. General Assessment @ .0025	$ 4219.17
	(to page 1, line 2.A.)

HARBOR INVESTMENT ADVISORY, LLC

2010 FINANCIAL PACKAGE